File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Release dated July 25th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: July 25th., 2002

July 25, 2002
Garza Garcia, Nuevo Leon
Mexico

VITRO REPORTS UNAUDITED SECOND QUARTER 2002 RESULTS

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

The Company continued to show a consistent level of sales on a YoY basis amounting to US$608 million, resulting in a slight 1.6% decrease for the quarter in dollar terms. The positive sales performance of Glass Containers was offset by sales lost from the divestiture of Ampolletas S.A. de C.V. that had sales of US$ 6.6 million during the second quarter of 2001, and from a marginal decline during the quarter of 1.6% at Flat Glass, which continued to be affected by negative market conditions prevailing in Mexico and the United States.

Increased capacity utilization, more efficient operating conditions, and cost saving measures by Glass Containers and Glassware generated in EBITDA increases of 1.6% and 18.1% for the quarter, on a YoY basis, respectively, and which resulted in Consolidated EBITDA of US$ 117 million for the quarter. The EBITDA loss of US$ 1.6 million for the quarter arising from the sale of Ampolletas, a non recurring gain obtained from natural gas related hedges of US$ 5.5 million, recognized during the second quarter of 2001, and a decrease in the EBITDA of Vitro America, the United States subsidiary of Flat Glass, related to the continued slowdown of the United States economy more than offset the aforementioned increases resulting in a decline in consolidated EBITDA of 8% on a YoY basis, in dollar terms.

Consolidated EBIT for the quarter was US$ 66 million, a decline of 10.8% on a YoY basis. Operating income improved substantially at Glass Containers and Glassware for the quarter.

A significant non-cash, Foreign Exchange Loss of US$129 million, arising from the 10.4% depreciation of the peso against the U.S. dollar during this quarter, resulted in a Consolidated Net Loss for the quarter of US$ 60 million. This loss had no impact on the Company's cash position.

Total Outstanding Debt stood at US$ 1,535 million as of June 30, 2002. This amount reflects a reduction of US$ 67.5 million of indebtedness from Vitromatic and US$ 8 million from Ampolletas. Aggregate debt of the Company has been further reduced after the end of the quarter, by applying the proceeds of the Vitromatic sale, as described below under Recent Developments.

On May 15, 2002, as previously announced, the Company repaid in full a Yankee bond with an aggregate principal amount equal to US$ 175 million, that was due. The bond was repaid with cash in hand and financings obtained.

On July 3, 2002, the sale of the Company's 51% majority stake in Vitromatic, S.A. de C.V., to Whirlpool Corporation was completed. Consequently, for financial reporting purposes, the Company's financial statements for fiscal year 2001 and for the six-month period ended June 30, 2002, were recasted to recognize its participation in Vitromatic and its results as discontinued operations.

The consolidated financial results, balance sheet, income statement, debt, and cash flows for the six-month period ended June 30, 2002 and June 30, 2001, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are unaudited and are presented in constant Mexican pesos as of June 30, 2002. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This announcement contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Second Quarter 2002 results
Conference Call and Web cast
Friday, July 26, 2002
12:00 Noon (New York) EDT - 11:00 A.M. (Monterrey) CDT

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, August 23, 2002.

For inquiries regarding the conference call, please contact Luca Biondolillo of Breakstone & Ruth via telephone at (646) 536-7012 or via email at Lbiondolillo@breakstoneruth.com.

For further information, please contact:

(Investor Relations) Rodrigo Collada Vitro S.A. de C.V. +(52) 81-8863-1240 rcollada@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. +(52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
Consolidated Net Sales for the second quarter of 2002 remained practically flat on a YoY basis, in dollar terms, declining a slight 1.6%, reaching US$ 608 million. Sales of glass containers by the Containers division increased, but were offset by the sales reduction arising from the sale of Ampolletas. At Flat Glass, sales volumes increased and Vitro España was consolidated for the full quarter; however, Flat Glass' sales were offset by the slowdown in the United States and Mexican economies, especially in the U.S. commercial construction sector, and the consequential pricing pressures. At Glassware, sales for the quarter declined slightly YoY, still affected by the slowdown of the Mexican and United States economies and pricing pressures resulting from imports.

Table I
Sales
(millions)
		IIQ'02	IIQ'01	% Var.	6M'02	6M'01	% Var.
Cons. Net Sales	Ps$	5,955	6,064	(1.8)	11,308	11,616	(2.7)
Cons. Net Sales	US$	608	618	(1.6)	1,168	1,161	0.6
Domestic	Ps$	2,797	2,928	(4.5)	5,321	5,598	(4.9)
Domestic	US$	288	303	(4.9)	561	564	(0.6)
Exports	Ps$	1,553	1,554	(0.1)	2,905	3,028	(4.0)
Exports	US$	158	158	0.3	299	302	(0.9)
Foreign Subs.	Ps$	1,606	1,582	1.5	3,081	2,991	3.0
Foreign Subs.	US$	161	157	2.8	308	295	4.3
% Dllr. Sales*/Tot. Sales		53	51		52	51
% Exp. Sales/Tot. Sales		26	26		26	26

EBITDA and EBIT
On a YoY basis, in dollar terms, EBIT and EBITDA for the quarter declined by 10.8% and 8.0%, to US$ 66 million and US$117 million, respectively. At Glass Containers, EBIT and EBITDA for the quarter improved as a result of better operating efficiencies and capacity utilization. Flat Glass' EBIT and EBITDA for the quarter decreased substantially due to the continued slowdown of the Mexican and United States economies, principally in the U.S. commercial construction sector. Increased capacity utilization contributed to an improvement in the EBIT and EBITDA at Glassware for the quarter.

EBIT and EBITDA improvements at Glass Containers and Glassware were offset by the loss of US$ 1 million in EBIT for the quarter and US$ 2 million in EBITDA for the quarter, as a result of the sale of Ampolletas. Furthermore, EBIT and EBITDA were negatively affected as a result of the impact of a gain arising from a natural gas related hedge in the second quarter of 2001, in the amount of US$ 5.5 million.

Table II
EBIT and EBITDA
(millions)
		IIQ'02	IIQ'01	% Var.	6M'02	6M'01	% Var.
EBIT	Ps$	642	716	(10.4)	1,111	1,336	(16.8)
EBIT Margin	%	10.8%	11.8%		9.8%	11.5%
EBIT	US$	66	74	(10.8)	116	135	(14.0)
EBIT Margin	%	10.8%	11.9%		9.9%	11.6%

EBTDA	Ps$	1,139	1,233	(7.6)	2,101	2,370	(11.4)
EBITDA Margin	%	19.1%	20.3%		18.6%	20.4%
EBITDA	US$	117	127	(8.0)	220	239	(7.9)
EBITDA Margin	%	19.2%	20.6%		18.8%	20.5%

Total Financing Cost
 The Company's Total Interest Expense for the quarter decreased YoY by 17.8%, to US$32 million. The Company's weighted average cost of debt decreased to 8.6% from 9.2% for second quarter of 2001. This was the result of the Company's debt structure, of which 87.7% is denominated in dollars and 46% is indexed to Libor rates, therefore allowing the Company to take advantage of the historically low rates of U.S. dollar denominated financings. In addition, the Company has entered into cap and swap transactions that cover approximately US$ 700 million of debt, and are intended to provide an effective hedge if rates return to their average historical levels.

The 10.4% depreciation of the peso against the U.S. dollar during the second quarter of 2002, resulted in a non-cash Foreign Exchange Loss for the period of US$129 million. This loss had no impact on the Company's cash position.

Total Financing Cost for the quarter was US$150 million, compared with a Total Financing Gain of US$30 million for the second quarter of 2001, when the peso had appreciated against the U.S. dollar for the period by 4.5%.

Table III
Total Financing Cost
(millions)

IIQ'02

			IIQ'01	% Var.	6M'02	6M'01	% Var.
Interest Expense	Ps$	309	373	(17.0)	604	847	(28.7)
Interest Expense	US$	32	39	(17.8)	63	85	(25.8)
Interest Income	Ps$	14	8	71.6	17	17	(1.8)
Interest Income	US$	1	1	75.0	2	2	6.3
Foreign Exchange Loss (Gain)	Ps$	1,247	(555)	-.-	1,054	(723)	-.-
Foreign Exchange Loss (Gain)	US$	129	(57)	-.-	108	(74)	-.-
Gains from Monetary Position	Ps$	161	141	14.0	361	312	15.8
Gains from Monetary Position	US$	17	15	14.8	38	31	22.6
Other Financial Expenses (Net)	Ps$	66	43	53.1	134	103	29.5
Other Financial Expenses (Net)	US$	7	4	63.4	14	10	45.5
Total Financing Cost	Ps$	1,448	(289)	-.-	1,413	(102)	-.-
Total Financing Cost	US$	150	(30)	-.-	145	(12)	-.-

Taxes
Income tax accrued for the quarter decreased YoY as a result of the Foreign Exchange Loss posted for the period, as well as the decline in EBIT mentioned above. Year-to-date, deferred taxes declined in line with the new corporate tax rate passed by the Mexican Congress in December 2001.

Table IV
Taxes & PSW
(millions)
		IIQ'02	IIQ'01	% Var.	6M'02	6M'01	% Var.
Income Tax Accrued	Ps$	104	156	(33.4)	174	234	(25.4)
Income Tax Accrued	US$	11	16	(33.4)	18	23	(22.7)
Deferred Income Tax	Ps$	(456)	72	-.-	(651)	134	-.-
Deferred Income Tax	US$	(47)	7	-.-	(68)	14	-.-
Total Income Tax	Ps$	(352)	228	-.-	(477)	368	-.-
Total Income Tax	US$	(37)	23	-.-	(50)	37	-.-
Profit Sharing to Workers	Ps$	23	30	(22.7)	48	55	(12.4)
Profit Sharing to Workers	US$	2	3	(23.2)	5	6	(8.3)
Taxes & PSW	Ps$	(329)	258	-.-	(429)	422	-.-
Taxes & PSW	US$	(34)	26	-.-	(45)	43	-.-

Net Income
For the quarter, the Company posted a Consolidated Net Loss of US$60 million, mainly due to the above-mentioned Foreign Exchange Loss. The Net Majority Loss for the quarter was US$51 million.

Capital Expenditures
 During the second quarter, the Company invested a total of US$23 million in capital expenditures. Investments in Capex were allocated, primarily, to the repair of a production furnace in the Glass Containers' plant located in Guadalajara.

Financial Position

After giving effect to the recasting of the Company's participation in Vitromatic as a discontinued operation, the Company's Total Debt, measured on a QoQ basis, increased by US$ 22 million. However, the new debt incurred includes a facility, which was used as a means to refinance the Company's Yankee bond, the aggregate amount of which (US$ 80 million) has been recorded on the Company's books, but approximately half of which (US$ 40 million) remains on deposit and will be released to the Company, if and when such facility is assigned to third party investors

On a net basis, after netting amounts due with amounts deposited under the aforementioned facility, the Company's Total Debt for the quarter decreased, on a QoQ, basis by US$18 million.

The amount received from the sale of Vitromatic on July 3, 2002, i.e. US$ 130 million, was applied by the Company to reduce outstanding debt. On a pro-forma basis and after giving effect to the application of the net proceeds from the sale, the Company's aggregate debt, as of June 30, 2002, would have been US$ 1,405 million.

Table V Debt Indicators millions of dollars
	IIQ'02	IQ'02	IVQ'01	IIIQ'01	IIQ'01
Interest Coverage Ratio (1)	3.19	3.09	2.89	2.8	2.76
Leverage Ratio (2)	3.79	3.35	3.28	3.36	3.11
Total Debt	1,535	1,513	1,497	1,527	1,548
Short -Term Debt (3)	612	647	618	454	604
Long - Term Debt	923	865	878	1,073	943
Currency Mix (%) dollars / pesos	88/12	95/5	96/4	96/4	94/6
Weighted Average Cost of Debt (%)	8.6	8.6	9.1	8.8	9.2
(1) Last twelve months trailing EBITDA/Interest expense. (2) Total Debt/EBITDA last twelve months trailing. (3) Short term debt includes current maturities of long term debt.

Debt Profile as of June 30th, 2002

* 60% of debt was long-term.
* Average life of debt was 2.9 years.
* 48% of debt maturing in the period July 2002 - June 2003, or approximately US$292 million, was related to trade finance.
* The rate composition of the Company's debt was 54% fixed rate, 24% floating rate plus a fixed spread, and 22% was short-term debt renewed at then prevailing market conditions.

Cash Flow
Net free cash flow for the quarter was US$25 million, representing a 66.3% decline on a YoY basis. During the quarter, higher YoY investments in fixed assets (increase in capital expenditures of US$6 million) and an increase in working capital (US$45 million) that affected free cash flow, were only partially offset by the decline in interest expense (US$8 million) and taxes and dividends paid (US$4 million) for the period.

Table VI
Cash Flow (1)
(millions)

IIQ'02

			IIQ'01	% Var.	6M'02	6M'01	% Var.
EBITDA	Ps$	1,139	1,233	(7.6)	2,101	2,370	(11.4)
EBITDA	US$	117	127	(8.0)	220	239	(7.9)
( - ) Net interest expense (2)	Ps$	475	552	(14.0)	710	927	(23.5)
( - ) Net interest expense (2)	US$	49	57	(14.3)	74	94	(20.9)
( - ) CAPEX	Ps$	225	170	32.6	442	319	38.7
( - ) CAPEX	US$	23	17	32.4	46	32	44.3
( +/- ) Working capital inv.	Ps$	1	(441)	-.-	535	(147)	-.-
( +/- ) Working capital inv.	US$	(0)	(45)	(98.9)	58	(16)	-.-
= Free Cash Flow	Ps$	438	952	(54.0)	415	1,271	(67.4)
= Free Cash Flow	US$	45	98	(53.6)	41	129	(68.0)
( - ) Taxes and dividends paid **	Ps$	208	237	(12.4)	477	618	(22.7)
( - ) Taxes and dividends paid **	US$	21	25	(16.1)	49	62	(20.5)
= Net Free Cash Flow	Ps$	231	715	(67.7)	(63)	654	-.-
= Net Free Cash Flow	US$	25	73	(66.3)	(8)	67	-.-

Flat Glass
(47% of sales)

Sales

During the quarter, the aggregate volume of glass sales increased; however, as a result of the pressure on prices, sales at Flat Glass decreased slightly, on a YoY basis, in dollar terms, by 1.6%, amounting to US$ 282 million.

Export sales for the quarter increased YoY by 10.5% million, in dollar terms.

Export sales volumes for the quarter increased 26% on a YoY basis.

Vitro America's sales for the quarter were adversely affected by the ongoing softness of the U.S. economy, especially on the West Coast. Sales decreased YoY by 9%, to US$117million.

Vitro España´s sales performance improved on a YoY basis. This entity was consolidated into Flat Glass as of May 2001, and for the second quarter of this year, accounted for 8% of the consolidated sales of the Flat Glass business unit.

Fiberglass sales for the quarter increased by 4% on a YoY basis.

Table VII
Flat Glass
(millions)

IIQ'02

			IIQ'01	% Var.
Cons. Net Sales	Ps$	2,770	2,823	-1.9%
Cons. Net Sales	US$	282	286	-1.6%
Domestic Sales	Ps$	809	895	-9.6%
Domestic Sales	US$	83	92	-10.1%
Exports	Ps$	694	625	11.1%
Exports	US$	72	65	10.5%
Foreign Subs.	Ps$	1,304	1,326	-1.6%
Foreign Subs.	US$	131	132	-0.4%

EBIT	Ps$	246	348	-29.3%
EBIT Margin	%	8.9%	12.3%
EBIT	US$	25	36	-30.0%
EBIT Margin	%	8.9%	12.5%

EBITDA	Ps$	408	502	-18.7%
EBITDA Margin	%	14.7%	17.8%
EBITDA	US$	42	52	-19.4%
EBITDA Margin	%	14.8%	18.1%

EBITDA and EBIT
 Consolidated EBIT for the quarter was US$25 million, representing a YoY decline of 30%, mainly due to the slowdown in the U.S. economy that has substantially impacted Vitro America. Continuing reductions in SG&A for the period by Vitro America, have not been sufficient to compensate for the decline in sales.

Flat Glass' domestic construction sector has impacted EBIT negatively as a result of a one-time operating problem, arising from a failure in energy supply, that forced the Company to import product to serve its customers. Also, pricing pressures have continued in the domestic market. An increase in productivity in automotive plants, has improved the profitability of this segment, even under prevailing pricing pressures.

Vitro España has outperformed synergies expected at the time of the acquisition, because of the high value added of its product mix.

Consolidated EBITDA for the quarter was US$ 42 million, a 19.4% decrease on a YoY basis, resulting from the factors outlined above.

Table VIII Flat Glass Construction & Auto Sales Volume (million of metric tons)
	IIQ'02	IIQ'01	% Var.
Total	145,755	124,755	16.83%

Fiber Glass (metric tons)
Total	14,854	11,669	27.29%

Glass Containers
(42% of sales)

Sales
On a consolidated basis, in U.S. dollar terms, sales of Glass Containers declined slightly on a YoY basis, by 2.5%, reaching US$ 254 million. The decline is attributable to the divesture of Ampolletas, which in the second quarter of 2001 had net sales of US$6.6 million.

For the quarter, sales of glass products, that account for 86% of the business unit's sales, increased YoY by 2.3% in dollar terms.

Domestic sales volumes for the quarter increased in most sectors, particularly with respect of nonreturnable soft drink bottles and beer. Sales by non-Mexican subsidiaries located in Central America increased substantially in dollar terms, on a YoY basis, reaching US$ 30 million or a 18.8% increase.

Vancan sales for the quarter increased YoY by 4.3% in dollar terms, despite strong pricing pressures from its customer base, due primarily to excess capacity in the domestic market.

Table IX
Glass Containers
(millions)
		IIQ'02	IIQ'01	% Var.
Cons. Net Sales	Ps$	2,481	2,545	-2.5%
Cons. Net Sales	US$	254	260	-2.5%
Domestic Sales	Ps$	1,559	1,597	-2.4%
Domestic Sales	US$	161	166	-2.8%
Exports	Ps$	634	713	-11.1%
Exports	US$	64	71	-10.3%
Foreign Subs.	Ps$	302	257	17.6%
Foreign Subs.	US$	30	26	18.8%

EBIT	Ps$	330	295	12.1%
EBIT Margin	%	13.3%	11.6%
EBIT	US$	34	30	11.9%
EBIT Margin	%	13.4%	11.7%

EBITDA	Ps$	573	562	1.9%
EBITDA Margin	%	23.1%	22.1%
EBITDA	US$	59	58	1.6%
EBITDA Margin	%	23.2%	22.3%

EBITDA and EBIT
Consolidated EBIT for the quarter increased YoY, in dollar terms, by 11.9%, to US$34 million.

EBIT from sales of glass containers accounted for 87.3% of the business unit's EBIT for the quarter, representing a YoY increase of 22.1%, in dollar terms. The EBIT improvement was mainly due to the YoY increase in productivity of 2.3% and the added capacity provided by the Guadalajara facility that improved the fixed cost absorption.

Glass Containers' foreign subsidiaries also increased EBIT slightly by 1.4%, on a YoY basis, in dollar terms, to US$ 3.3 million. Alcali and Fama, the raw materials and capital goods companies had a significant decline in EBIT on a YoY basis, in dollar terms, due to a decline in demand and the closing of non-profitable operations at Fama.

Consolidated EBITDA for the quarter for Glass Containers was US$ 59 million, a 1.6% increase on a YoY basis, in dollar terms, resulting from the factors outlined above.

Table X
Glass Containers
Sales Volume
(millions of units)
	IIQ'02	IIQ'01	% Var.
Domestic	1,065,723	977,730	9.0
Exports	314,827	339,234	-7.2
Total	1,380,550	1,316,964	4.8
-
Alcali (tons)	137,517	139,368	-1.3
Aluminum cans (MM units)	275,314	247,397	11.2

Glassware
(11% of Vitro's sales)

Sales

Sales of Glassware declined slightly, on a YoY basis, in dollar terms, by 0.9%, amounting to US$ 70 million.

Volume sales increased for the quarter, in dollar terms, on a YoY basis, by 2% domestically and by 7% in exports. The increases in volume were offset by pricing pressures derived from the slowdown of the Mexican and U.S. economies.

An incipient recovery of the U.S. economy has benefited export sales, which have increased 4.5% in dollar terms, on a YoY basis.

Sales volumes have increased because of Glassware's strategy of providing better service, continuing product innovation and improved quality.

Sales at the plastics segment increased by 0.6% in dollar terms, on a YoY basis.

Table XIII
Glassware
(millions)
		IIQ'02	IIQ'01	%Var.
Cons. Net Sales	Ps$	679	684	-0.7%
Cons. Net Sales	US$	70	70	-0.9%
Domestic Sales	Ps$	465	481	-3.3%
Domestic Sales	US$	48	50	-3.8%
Export Sales	Ps$	225	217	3.8%
Export Sales	US$	23	22	4.5%

EBIT	Ps$	113	87	28.9%
EBIT Margin	%	16.6%	12.8%
EBIT	US$	12	9	29.2%
EBIT Margin	%	16.6%	12.7%

EBITDA	Ps$	178	151	18.3%
EBITDA Margin	%	26.3%	22.1%
EBITDA	US$	18	16	18.1%
EBITDA Margin	%	26.3%	22.1%

EBITDA and EBIT
Consolidated EBIT for the quarter increased 29.2%, on YoY, basis in dollar terms, reaching US$ 12 million.

The cost of goods sold for the quarter decreased YoY by 6.9%, in dollar terms, mainly due to cost saving measures and better fixed cost absorption attributable to the increase in production volumes.

Consolidated EBITDA for the quarter was US$18 million, an increase of 18.1% on a YoY basis, in dollar terms, resulting from the factors outlined above.

Plastics EBIT and EBITDA for the quarter reached US$ 2 million and US$ 3 million for the quarter, respectively.

Table XII
Glassware
Sales mix in pieces (%)
		IQ'02	IQ'01
Glass (Sales mix)	Industrial	35%	33%
	Retail	65%	67%
-
Plastics (Sales mix)	Industrial	27%	15%
	Retail	73%	85%

Recent Developments

Yankee Bond Repayment

As previously announced and consistent with the Company's history of complying with existing obligations, on its maturity date (May 15, 2002), the Company repaid in full the aggregate amount of the US$ 175 million a bond placed in 1997. Payment was made with cash-in-hand and financings made available to the Company.

Vitromatic Divestiture

Consistent with the Company's announced strategy of divesting non-core assets, on July 3, 2002, the Company completed the sale of its controlling 51% stake in Vitromatic, an appliance manufacturer, to its partner for more than 13 years, Whirlpool Corporation.

The sale, which was agreed at a multiple equal to 7.1 times 2001 EBITDA, resulted in a purchase price of US$ 148.3 million. The Company and Whirlpool Corporation agreed to maintain US$ 10 million of the purchase price in escrow for a period of one year, to cover potential contingencies.

In addition to the purchase price, Vitromatic liabilities as of June 30, 2002 consisting of US$ 67.5 million balance sheet debt and US$ 100.2 million off-balance sheet debt) were maintained by the purchaser.

Debt Reduction

The net available proceeds received from the sale of Vitromatic, US$ 130 million, were applied by the Company to reduce outstanding debt. On a pro-forma basis and after giving effect to the application of such proceeds, the Company's aggregate debt, as of June 30, 2002, would have been US$ 1,405 million.

The repayment of debt is consistent with the direction given by the Company's board of directors and with the Company's stated objective of reducing debt.

Agreement with AFG

On June 19, 2002, the Company executed several agreements with AFG industries, Inc., the United States subsidiary of Asahi Glass, that have as purpose to establish and operate a flat glass facility in the North American Region. The facility is expected to commence operations in the last quarter of 2003. Vitro will operate the new plant and each of the partners will market and distribute the produced glass independently, on a 50% basis.

The plant will be established at an existing Vitro facility, that will be converted from a glass container to a flat glass plant. Total investment for the project will be approximately US$ 90 million. Each of the partners is expected to make equivalent contributions. The Company's contribution will consist of the existing facility (valued in approximately US$ 17 million) and the balance is expected to be financed through debt.

This agreement is consistent with the Company's objectives of maximizing the use of its assets and concentrating in its core businesses.

Agreement with EDS

On May 29, 2002, the Company entered into an outsourcing agreement with EDS Corporation, pursuant to which EDS will provide the Company and its subsidiaries, with various information technology services throughout the world. The agreement has a five-year term and is expected to result in savings to the Company of approximately US$ 11 for the period.

This agreement is consistent with the Company's objectives of reducing costs, improving efficiency and concentrating in its core businesses.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30,2002 (IN MILLIONS)

	Second Quarter						January - June
INCOME STATEMENT	Constant Pesos			Nominal Dollars(1)			Constant Pesos			Nominal Dollars(1)
	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.
Consolidated Net Sales	5,955	6,064	(1.8)	608	618	(1.6)	11,308	11,616	(2.7)	1,168	1,161	0.6
Cost of Sales	4,132	4,174	(1.0)	422	425	(0.7)	7,904	8,015	(1.4)	816	801	1.9
Gross Income	1,823	1,890	(3.5)	186	193	(3.5)	3,404	3,601	(5.5)	352	361	(2.5)
SG&A Expenses	1,181	1,174	0.6	120	119	0.9	2,293	2,265	1.2	236	226	4.3
Operating Income	642	716	(10.4)	66	74	(10.8)	1,111	1,336	(16.8)	116	135	(14.0)

Interest Expense	381	416	(8.4)	39	43	(8.9)	744	955	(22.0)	78	96	(18.1)
Interest Income	20	9	132.2	2	1	126.7	23	22	8.0	2	2	11.4
Exchange Loss (Gain)	1,247	(555)	--	129	(57)	--	1,054	(723)	--	108	(74)	--
Gain from Monet. Position	161	141	14.0	17	15	14.8	361	312	15.8	38	31	22.6
Total Financing Cost	1,448	(289)	--	150	(30)	--	1,413	(102)	--	145	(12)	--
Other Income	57	(337)	--	6	(35)	--	(253)	(382)	(33.9)	(28)	(39)	(29.4)
Share in Net Income of Non-Consol. Assoc. Companies	-	9	--	-	1	--	-	9	--	-	1	--
Inc. bef. Tax & PSW	(749)	678	--	(78)	69	--	(555)	1,065	--	(58)	108	--
Income Tax and PSW	(329)	258	--	(34)	26	--	(429)	422	--	(45)	43	--
Net Inc. Cont. Opns.	(420)	420	--	(43)	43	--	(126)	642	--	(12)	65	--
Income (loss)of Discont. Oper.	(164)	99	--	(17)	10	--	(115)	171	--	(11)	17	--
Extraordinary Items, Net			--			--			--			--
Net Income	(584)	519	--	(60)	53	--	(241)	813	--	(24)	83	--
Net Income of Maj. Int.	(498)	353	--	(51)	36	--	(316)	499	--	(32)	51	--
Net Income of Min. Int.	(86)	165	--	(9)	17	--	75	314	(76.2)	8	32	(73.5)

BALANCE SHEET	2002	2001	% Var.	2002(2)	2001(2)	% Var.	FINANCIAL INDICATORS	IIQ'02	IIQ'01
Cash & Cash Equivalents	1,381	653	111.4	139	67	106.8	Debt/EBITDA (LTM, times)	3.8	3.1
Trade Receivables	2,046	2,037	0.4	205	210	(2.3)	EBITDA/Net Int. Exp. (LTM, times)
Inventories	3,325	3,356	(0.9)	334	346	(3.5)	Debt/Firm Value (times)	0.6	0.6
Other Current Assets	2,419	2,333	3.7	243	242	0.5	Debt/Equity (times)	1.7	1.5
Total Current Assets	9,170	8,380	9.4	921	865	6.5	Total Liab./Stockh. Equity (times)	2.6	2.3
Inv. in Uncons. Subs.	-	-	--	-	-	--	Curr. Assets/Curr. Liab. (times)	0.8	0.8
Prop., Plant & Equipment	18,255	19,595	(6.8)	1,833	2,047	(10.5)	Sales/Assets (times)	0.7	0.7
Deferred Assets	1,767	1,807	(2.2)	177	186	(4.6)	EPS (Ps$) *	(1.82)	1.22
Other Long-Term Assets	3,448	3,754	(8.1)	346	394	(12.1)	EPADR (US$) *	(0.55)	0.37
Total Assets	32,640	33,536	(2.7)	3,278	3,492	(6.1)	* Based on the weighted average shares outstanding.

Short-Term & Curr. Debt	6,089	5,764	5.6	612	604	1.2	OTHER DATA
Trade Payables	2,444	2,028	20.5	245	211	16.3	# Shares Issued (thousands)	324,000	324,000
Other Current Liabilities	3,292	3,333	(1.2)	331	342	(3.4)	# Average Shares Outstaning (thousands)	273,706	288,928
Total Curr. Liab.	11,825	11,126	6.3	1,188	1,158	2.6	Employees	28,136	27,647
Long-Term Debt	9,193	9,004	2.1	923	943	(2.1)
Other LT Liabilities	2,611	3,297	(20.8)	262	346	(24.3)
Total Liabilities	23,628	23,426	0.9	2,373	2,448	(3.0)

Restated Capital Stock	6,933	6,929	0.1	696	726	(4.1)
Retained Earnings	(1,168)	(211)	452.6	(117)	(47)	148.0
Minority Interest	3,247	3,392	(4.3)	326	366	(10.8)
Total Shar. Equity	9,012	10,110	(10.9)	905	1,045	(13.4)

(1)Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.
(2)Constant pesos at the end of each period converted into dollars using the exchange rate at the end of each respective period.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF JUNE 30,2002 (IN MILLIONS)

	Second Quarter						January - June
	Constant Pesos			Nominal Dollars(1)			Constant Pesos			Nominal Dollars(1)
	2002	2001	%	2002	2001	%	2002	2001	%	2002	2001	%
FLAT GLASS
Net Sales	2,807	2,845	-1.3%	286	289	-1.0%	5,421	5,560	-2.5%	557	555	0.4%
Interd. Sales	38	22	67.6%	4	2	66.2%	71	46	52.2%	7	5	59.3%
Con. N. Sales	2,770	2,823	-1.9%	282	286	-1.6%	5,350	5,514	-3.0%	549	550	-0.1%
Expts. (US$) (1)	72	65	10.5%	72	65	10.5%	141	130	8.0%	141	130	8.0%
EBIT	246	348	-29.3%	25	36	-30.0%	482	699	-31.0%	50	70	-28.6%
Margin (2)	8.9%	12.3%		8.9%	12.5%		9.0%	12.7%		9.1%	12.8%
EBITDA	408	502	-18.7%	42	52	-19.4%	797	1,011	-21.2%	83	101	-18.2%
Margin (2)	14.7%	17.8%		14.8%	18.1%		14.9%	18.3%		15.1%	18.5%

GLASS CONTAINERS
Net Sales	2,495	2,566	-2.8%	255	262	-2.7%	4,709	4,813	-2.2%	488	482	1.2%
Interd. Sales	14	21	-32.8%	1	2	-33.6%	22	39	-43.5%	2	4	-41.5%
Con. N. Sales	2,481	2,545	-2.5%	254	260	-2.5%	4,687	4,774	-1.8%	486	478	1.5%
Expts. (US$) (1)	64	71	-10.3%	64	71	-10.3%	119	130	-7.9%	119	130	-7.9%
EBIT	330	295	12.1%	34	30	11.9%	591	523	12.9%	62	53	16.7%
Margin (2)	13.3%	11.6%		13.4%	11.7%		12.6%	11.0%		12.7%	11.0%
EBITDA	573	562	1.9%	59	58	1.6%	1,076	1,055	2.0%	113	106	6.0%
Margin (2)	23.1%	22.1%		23.2%	22.3		23.0%	22.1%		23.2%	22.2%

GLASSWARE
Net Sales	690	697	-1.1%	71	72	-1.3%	1,247	1,328	-6.1%	130	134	-2.3%
Interd. Sales	11	14	-21.6%	1	1	-21.6%	20	23	-12.6%	2	2	-8.7%
Con. N. Sales	679	684	-0.7%	70	70	-0.9%	1,227	1,305	-6.0%	128	131	-2.2%
Expts. (US$) (1)	23	22	4.5%	23	22	4.5%	39	42	-6.7%	39	42	-6.7%
EBIT	113	87	28.9%	12	9	29.2%	147	160	-7.9%	15	16	-5.5%
Margin (2)	16.6%	12.8%		16.6%	12.7%		12.0%	12.3%		11.9%	12.3%
EBITDA	178	151	18.3%	18	16	18.1%	279	290	-3.6%	29	29	0.0%
Margin (2)	26.3%	22.1%		26.3%	22.1%		22.8%	22.2%		22.7%	22.2%

CONSOLIDATED (3)
Net Sales	6,018	6,122	-1.7%	614	624	-1.5%	11,421	11,725	-2.6%	1,180	1,172	0.6%
Interd. Sales	63	57	9.1%	6	6	8.3%	113	109	4.0%	12	11	8.6%
Con. N. Sales	5,955	6,064	-1.8%	608	618	-1.6%	11,308	11,616	-2.7%	1,168	1,161	0.6%
Expts. (US$) (1)	158	158	0.3%	158	158	0.3%	299	302	-0.9%	299	302	-0.9%
EBIT	642	716	-10.4%	66	74	-10.8%	1,111	1,336	-16.8%	116	135	-14.0%
Margin (2)	10.8%	11.8%		10.8%	11.9%		9.8%	11.5%		9.9%	11.6%
EBITDA	1,139	1,233	-7.6%	117	127	-8.0%	2,101	2,370	-11.4%	220	239	-7.9%
Margin (2)	19.1%	20.3%		19.2%	20.6%		18.6%	20.4%		18.8%	20.5%

(1)Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) Includes corporate companies and other's sales and EBIT.

Link to Exhibits